AVALON ADVANCED MATERIALS INC.

Code of Business Conduct and Ethics

1. PURPOSE

(a) This Code of Business Conduct and Ethics (the "Code") is intended to document the principles of conduct and ethics to be followed by the employees, officers, consultants, contractors and directors of Avalon Advanced Materials Inc. and its subsidiaries (collectively, "Avalon" or the "Company"). Its purpose is to:

(i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii) promote avoidance of conflicts of interest, including disclosure in writing to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(iii) foster a work environment in which all individuals are treated with dignity, free from discrimination, harassment and violence;

(iv) promote decision making in the best interests of the Company;

(v) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the securities regulators and in other public communications made by the Company;

(vi) promote compliance with applicable laws, rules and regulations;

(vii) promote the prompt internal reporting to an appropriate person of violations of this Code;

(viii) promote accountability for adherence to this Code;

(ix) provide guidance to employees, officers, consultants, contractors and directors of the Company to help them recognize and deal with ethical issues;

(x) conduct business in an environmentally and socially responsible manner;

(xi) provide mechanisms to report unethical or other improper conduct; and

(xii) help foster a culture of honesty and accountability for the Company.

(b) The Company will expect all its employees, officers, consultants, contractors and directors to, at all times, comply and act in accordance with the principles stated above and the more detailed provisions hereinafter set forth and to represent the Company professionally both internally and at external events in a manner that will enhance the reputation of the Company.  Violations of this Code by any employee, consultant, contractor, officer or director are grounds for disciplinary action up to and including immediate termination of employment, provision of services, officership and directorship.  This Code applies equally, without limiting the generality of the foregoing, to all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company, as well as to consultants and contractors to the Company.

2. WORKPLACE

Environmental, Health and Safety Practices

(a) The Company believes that the well-being and health of our employees are a condition for success and we should work proactively to eliminate health risks and to develop and maintain safe workplace environments.  We are all accountable for safety, and no job is so important that we cannot take the time to do it safely to ensure all employees go home in the same state in which they came to work.

Sound environmental, safety and occupational health management practices are in the best interests of the Company, its employees, officers, directors, consultants, contractors, shareholders and the communities in which the Company operates.  The Company is committed to conducting its business in accordance with recognized industry standards and to meeting or exceeding all applicable environmental and occupational health and safety laws and regulations.  Achieving this goal is the responsibility of all employees, officers, consultants, contractors and directors, who are each expected to:

(i) be aware of the safety issues involved in performing work as each individual is responsible for his/her own health and safety as well as the health and safety of others;

(ii) work safely by adhering to legislation, policies and work procedures and communicating unacceptable practices to management of the Company;

(iii) participate in training and continuously improve processes and performance;

(iv) be familiar with the policies, programs and systems of the Company; and

(v) perform his/her employment in a professional manner, free from the effects of drugs and alcohol.

The Company is also committed to sound environmental management and aims to manage exploration, mining and other operations in a manner that minimizes any adverse effect on the environment.

Substance Abuse

(b) The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers, contractors, consultants and directors of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

Workplace Violence

(c) The workplace must be free from violent behaviour.  Threatening, intimidating or aggressive behaviour, as well as bullying, subjecting to ridicule or other similar behaviour, toward fellow employees or others in the workplace will not be tolerated.  Firearms, weapons and explosives are not permitted on the Company's workplaces unless otherwise authorized by the Company's Chief Executive Officer (the "CEO") or other designated officer.

Diversity and Inclusion

(d) At Avalon we are committed to inclusion, diversity and equity.  This means we have a respect for, and appreciation of, differences in gender, ethnicity, age, national origin, disability, sexual orientation, education, and religion; and to create an environment that values, celebrates and respects individuals for their talents, skills and abilities to the benefit of the collective.

The Company is committed to supporting an inclusive, diverse and equitable workplace that recognizes and values difference.  This commitment includes promoting diversity and inclusion where we work and with whom we do business.  We value the benefits that diversity can bring to the Board of Directors, senior management and employees of the Company.  We recognize that our diversity contributes to building a stronger company and workforce.

A Non-Discriminatory Environment

(e) The Company fosters a work environment in which all individuals are treated with respect and dignity.  The Company is an equal opportunity employer and does not discriminate against employees, officers, consultants, contractors and directors or potential employees, officers, consultants, contractors or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such employees, officers, contractors, consultants or directors are located.  The Company will make reasonable accommodations for its employees in compliance with applicable laws and regulations.  The Company is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its employees and agents.

Harassment-Free Workplace

(f) The Company will not tolerate harassment of its employees, directors, officers, consultants, contractors, customers or suppliers in any form.  Harassment is any type of repeated unwanted behaviour, including sexual, racial, religious, psychological, verbal or other abuse.  For additional information, please refer to the Company's "Anti-Harassment, Bullying and Violence Policy".

Human Rights and Child Labour

(g) The Company is committed to respecting internationally recognized human rights, across all of its projects and operations.  The recognition of, and respect for, human rights is an essential component of the Company's conduct and ethical values and underlies its commitment to ethical business conduct and corporate social responsibility wherever it operates.  The Company integrates human rights into its business practices and processes that inform its decision making, including standards and procedures which promote human rights due diligence.  The Company is committed to conducting its business activities in a manner consistent with its support of human rights through voluntary alignment with various international principles.

The Company does not and will not employ children.  The Company defines a child as anyone under the age of sixteen. If local law is more restrictive than the Company policy, the Company will comply with the letter and spirit of the local law.

Employment of Relatives

(h) The Company discourages the employment of relatives and significant others in positions or assignments within the same department and prohibits the employment of such individuals in positions that have a financial dependence or influence.  Employment of more than one relative at an office of the Company or other premises is permissible, but the direct supervision of one relative by another is not permitted unless otherwise authorized by the CEO.  Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the CEO.  If such employment is allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the CEO.  Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in-laws.  Significant others include persons living in a spousal or familial fashion with an employee, consultant, contractor, officer or director.  If a question arises about whether a relationship is covered by this Code, the CEO will determine whether the relationship is covered by this Code.  Willful withholding of information regarding a prohibited relationship/reporting arrangement will be subject to corrective action.  If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor. The Company retains the prerogative to separate the working arrangements of the individuals at the earliest possible time.  No member of the family of, or a relative of, any officer of the Company shall be employed by the Company without the prior approval of the Compensation, Governance and Nominating Committee.

3. SUSTAINABILITY

Avalon is committed to the sustainable development of critical minerals, built on strong environmental and social performance.  Avalon adopts leading industry standards for the management of health, safety and the environment, transparently engages with local communities and stakeholders, treats employees with respect, and creates a workplace where employees are valued, engaged and encouraged to succeed.  Avalon integrates sustainability objectives into risk and change management, business planning, work activities and assessments.

Health and Safety

(a) Health and safety is a core value at Avalon.  Avalon is committed to creating an accident free workplace and to the enhancement of the well-being of employees, consultants, contractors, directors and officers and the communities in which we operate.  We will achieve this by building and maintaining a positive safety culture and behaviours, encouraging a high level of safety awareness and performance through leadership and training at all levels.

Environment

(b) The preservation and protection of the long-term health, function and viability of the natural environment is a key objective.  Avalon is committed to adopting leading environmental practices and standards throughout all stages of the mining lifecycle, including closure planning, working to continuously improve our environmental performance through the reduction of harmful emissions to air, water and land and by improving the efficiency by which we utilize natural resources, energy and materials.

Community Relations

(c) Avalon is committed to conducting its business responsibly and to making a positive contribution to the social and economic well-being and development of the communities associated with our activities.  This includes respectfully and transparently engaging with local communities and stakeholders at the earliest possible project stages and throughout the life cycle of the operations in a culturally appropriate manner.  Avalon has adopted a Sustainability Policy to document its goals in this matter and to facilitate the communication thereof throughout the Company.  All directors, employees, contractors, consultants, officers and representatives must be aware of the Company's policy and have a responsibility to adhere to it.

4. THIRD PARTY RELATIONSHIPS

Conflict of Interest

(a) Employees, contractors, consultants, officers and directors of the Company are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Company.  Employees, contractors and consultants must disclose promptly in writing possible conflicts of interest to their supervisor, or if the supervisor is involved in the conflict of interest, to the Chair of the audit committee of the Company (the "Audit Committee").  Directors or officers of the Company shall disclose in writing possible conflicts of interest to the board of directors of the Company (the "Board") or request to have entered in the minutes of meetings of the Board the nature and extent of such interest.

Conflicts of interest arise where an individual's position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, provision of services, officership or directorship, to the detriment of the Company.  They also arise where an employee's, a consultant's, a contractor's, an officer's or a director's personal interests are inconsistent with those of the Company and create conflicting loyalties.  Such conflicting loyalties can cause an employee, a consultant, a contractor, a director or an officer to give preference to personal interests in situations where corporate responsibilities should come first.  Employees, consultants, contractors, officers and directors of the Company shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

Employees, consultants, contractors, officers and directors of the Company shall not acquire any property, security or any business interest, which they know that the Company is interested in acquiring.  Moreover, based on such advance information, employees, consultants, contractors, officers and directors of the Company shall not acquire any property, security or business interest, which they know the Company is interested in acquiring, for speculation or investment. It is not, however, typically considered a conflict of interest if an employee, consultant,  contractor, officer or director acquires an interest in a competitor, customer or supplier that is listed on a stock exchange so long as the total value of the investment is less than 5% of the outstanding stock of the company and the amount of the investment is not so significant that it would affect the person's business judgment on behalf of the Company.  Notwithstanding the foregoing, any such investment is subject to and must comply with the Company's Disclosure Policy and Insider Trading Policy and applicable securities laws.

Gifts and Entertainment

(b) Employees, consultants, contractors, officers and directors of the Company or their immediate families shall not use their position with the Company to solicit any cash, gifts or free services from any of the Company's customers, suppliers or contractors for their personal benefit, or for the personal benefit of their immediate family or friends.  Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, consultant, contractor, officer or director who receives it, or otherwise improperly influence the Company's business relationship with or create an obligation to a customer, supplier or contractor.  The following are guidelines regarding gifts and entertainment:

(i) nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable;

(ii) reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted;

(iii) invitations to social, cultural or sporting events may be accepted if the cost is reasonable and the attendance serves a customary business purpose such as networking (e.g., meals, holiday parties and tickets); and

(iv) invitations to other events or trips that are usual and customary for the individual's position within the organization and the industry and promotes good working relationships may be accepted provided, in the case of employees, they are approved in advance by their supervisor.

Competitive Practices

(c) The Company complies with and supports laws of all jurisdictions, which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Company will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organizations to compete freely with the Company.  The Company's policy also prohibits its employees, consultants, contractors, officers and directors from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anti-competitive behaviour.

Supplier and Contractor Relationships

(d) The Company selects its suppliers, consultants and contractors in a non-discriminatory manner based on the quality, cost and service.  Decisions must never be based on personal interests or the interests of family members or friends.  All employees, officers, directors, contractors and consultants are required to conduct themselves in a business-like manner that promotes equal opportunity and prohibits discriminatory practices.

Employees, contractors and consultants must inform their supervisors, and officers and directors must inform the Chair of the Audit Committee, of any relationships that appear to create a conflict of interest.

Public and Community Relations

(e) The CEO and CFO, the disclosure officers of the Company, are responsible for all public relations, including all contact with the media.  Unless you are specifically authorized to represent the Company to the media, you may not respond to inquiries or requests for information.  This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about the Company.  If the media contacts you about any topic, immediately refer the call to one of the above individuals.

Employees, consultants and contractors should refrain from posting information relating to the Company on any social media sites such as Facebook and Twitter or Internet chat rooms, unless they have received the consent of one of the above individuals.  Employees, consultants and contractors must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others.

The Company recognizes that the success of the Company is dependent on partnering with its employees, contractors, consultants, and local communities and other stakeholders.  It will engage these communities, use open and honest dialogue to build relationships and trust, and respect their cultural knowledge and heritage.

Business and Government Relations

(f) Employees, consultants, contractors, officers and directors of the Company may participate in the political process as private citizens.  It is important to separate personal political activity and the Company's political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials.  The Company's political activities, if any, shall be subject to the overall direction of the Board.  The Company will not reimburse employees, consultants, contractors, officers or directors for money or personal time contributed to political campaigns.  In addition, employees, consultants, contractors, officers and directors may not work on behalf of a candidate's campaign while at work or at any time use the Company's facilities for that purpose unless approved by the Chair of the Audit Committee.

No employee, consultant, contractor, officer or director may offer improper payments when acting on behalf of the Company.  Bribery laws (which can vary from country to country) prohibit companies from, directly or indirectly, promising, offering or making payment of money or anything of value to anyone (including a government official, an agent or employee of a political party, labour organization or business entity, or a political candidate) with the intent to induce favourable business treatment or to improperly affect business or government decisions.  Decisions about gift giving using the Company's funds must be carefully evaluated to ensure they are customary, reasonable and legal in the local market.

If you are in doubt about the legitimacy of a payment or a gift of any kind that you have been requested to make, refer such situations to the Chair of the Audit Committee.

In addition, the Company, its employees, consultants, contractors, officers and directors are strictly prohibited from attempting to influence any person's testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

Officerships and Directorships

(g) On or before joining the board or becoming an officer of another entity, a director, officer, contractor, employee or consultant must consider whether he or she has a conflict of interest and advise the Chair of the Board or the CEO of the Company. Serving as a trustee, director or a similar position for a government agency or an outside entity, may create a conflict of interest. Being a trustee or director or serving on a standing committee of some organizations, including government or non-governmental agencies, charities and non-profit organizations, may also create a conflict. On or before accepting an appointment to the board or a committee of any entity, a director, officer, employee, contractor or consultant should consider whether it creates a conflict of interest with reference to the factors considered above under the heading "Conflicts of Interest", including whether the appointment would detract from his or her ability to devote appropriate time and attention to his or her responsibilities with the Company.

5. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

General

(a) Employees, consultants, contractors, officers and directors of the Company are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

Insider Trading and Timely Disclosure

(b) Employees, consultants, contractors, officers and directors of the Company are required to comply with the Company's Corporate Disclosure Policy and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

Employees, consultants, contractors, officers and directors of the Company must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed.  Employees, consultants, contractors, officers and directors of the Company should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Corruption of Foreign Public Officials Act (Canada)

(c) All employees, consultants, contractors, officers and directors of the Company must conduct their dealings with government officials and employees in compliance with the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA") and local laws in such a way that the integrity and reputation of the Company, the government and the government officials or employees will not be brought into question or not be a source of embarrassment should the details of such relationship become public knowledge.

The CFPOA prohibits, among other things, offering, promising or giving (or authorizing any of those activities) anything of value, directly or indirectly, to a foreign government official, official of a political party or political candidate, or to any official of any public international organization to influence any of their acts or decisions or to obtain or retain business or secure any other improper advantage. Similarly, other governments have laws regarding business gifts that may be accepted by government personnel.  The promise, offer or delivery to an official or employee of various governments of a gift, favour or other gratuity in violation of these laws would not only violate Company policy but could also be a criminal offense.

All employees, consultants, contractors, officers and directors of the Company must also conduct their dealings with government officials and employees in compliance with the US Foreign Corrupt Practices Act of 1977 ("FCPA").

Under the FCPA, among other actions, it is illegal for US persons, including US companies or any companies traded on US exchanges, and their subsidiaries, directors, officers, employees, and agents, to bribe non-US government officials. Violations of the FCPA can also result in violations of other US laws, including anti-money laundering, mail and wire fraud, and conspiracy laws.  The penalties for violating the FCPA are severe.

Aside from the CFPOA and the FCPA, the Company may also be subject to other anti-corruption laws, from time to time.  This Policy generally sets forth the expectations and requirements for compliance with those laws.

It is important for all employees, consultants, contractors, officers and directors of the Company to consult with the Chair of the Audit Committee or the CEO whenever they believe they may be embarking on conduct that may raise potential issues under applicable anti- corruption laws.

6. INFORAMTION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

(a) Employees, consultants, contractors, officers and directors of the Company may be exposed to certain information that is considered confidential by the Company, or may be involved in the design or development of new procedures related to the business of the Company.  All such information and procedures, whether or not the subject of copyright or patent, are the sole property of the Company.  Employees, consultants, contractors, officers and directors of the Company shall not disclose confidential information to persons outside the Company, including family members, and should share it only with other persons who have a "need to know".

Employees, consultants, contractors, officers and directors of the Company are responsible and accountable for safeguarding the Company's documents and information to which they have direct or indirect access as a result of their employment, provision of services, officership or directorship with the Company.

Disclosing or misusing confidential information can have very serious consequences. It can result in legal action against the Company and/or its directors, officers, consultants, contractors or other employees, hurt the Company's ability to compete, affect its financial position, violate the rights of employees or damage credibility or reputation.  If a situation arises where the disclosure of confidential information is necessary for business reasons, the person who receives the confidential information must be advised that it is to be kept confidential and, in many cases, will need to sign a confidentiality agreement prior to the disclosure being made.  In order to prevent the misuse or inadvertent disclosure of confidential information, the following procedures should be observed:

(i) confidential information in written form should be kept in a safe place, with access restricted to individuals who "need to know" that confidential information in the necessary course of business;

(ii) confidential matters should not be discussed in places where the discussion may be overheard;

(iii) confidential documents should not be read in public places, left unattended or discarded where they can be retrieved by others;

(iv) transmission of documents via electronic means should be made only where the transmission can be made and received under secure conditions;

(v) extra copies of confidential documents must be shredded or otherwise destroyed in a safe manner; and

(vi) outside parties privy to confidential information must be informed of their obligation to not divulge such confidential information to anyone else and, where appropriate, should confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

Unauthorized use or distribution of confidential information violates the Code.  It is also illegal and could result in civil or criminal penalties.

Financial Reporting and Records

(b) The Company maintains a high standard of accuracy and completeness in its financial records.  These records serve as a basis for managing the Company's business and are crucial for meeting obligations to employees, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements.  Employees, consultants, contractors, officers and directors of the Company who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner.  No employee, consultant, contractor, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

Appropriate records must be kept of all transactions and there are to be no cash funds, bank accounts, investments or other assets, which are either not recorded or inadequately recorded on the books and records of the Company.  No payment is to be approved without adequate and accurate supporting documentation and authorization.

Record Retention

(c) The Company maintains all records in accordance with laws and regulations regarding retention of business records.  The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home.  The Company prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

7. ASSETS OF THE COMPANY

Use of Company's Property

(a) The use of Company property for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited.  The Company's information, technology, intellectual property, buildings, land, equipment, machines, software and cash must be used only for business purposes except as provided by this Code or approved by the CEO.

Destruction of Property and Theft

(b) Employees, consultants, contractors, officers and directors of the Company shall not intentionally damage or destroy the property of the Company or others, or commit theft.

Intellectual Property of Others

(c) Employees, consultants, contractors, officers and directors of the Company may not reproduce, distribute, or alter copyrighted materials without permission of the copyright owner or its authorized agents.  Software used in connection with the Company's business must be properly licensed and used only in accordance with that license.

Information Technology

(d) The Company's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the Company and are to be used primarily for business purposes.  The Company's information technology systems may be used for minor or incidental reasonable personal messages provided that such use is kept at a minimum and is in compliance with the Company's policies generally and does not interfere with the Company's business.

The Company may monitor the use of information technology resources as the inappropriate use of these resources may not only interfere with carrying on the Company's business but may also jeopardize the Company's reputation or compliance with regulatory requirements.  The Company acknowledges that from time to time the personal use of information technology resources may be necessary; however, such use should not impact business activities and all use will be governed by information technology policies in effect from time to time that establish guidelines for the appropriate use of the Company's information technology.

Employees, consultants, contractors, officers and directors of the Company may not use the Company's information technology systems to:

(i) allow others to gain access to the Company's information technology systems through the use of your password or other security codes;

(ii) send harassing, threatening or obscene messages;

(iii) send chain letters;

(iv) use information technology for individual profit or any unlawful, unauthorized or unethical purpose;

(v) reproduce, distribute or alter copyrighted materials without permission of the copyright owner;

(vi) make personal or group solicitations unless authorized by a senior officer; or

(vii) conduct personal commercial business.

The Company may monitor the use of its information technology systems.

8. OTHER

Social Media

(a) All social media activities, including but not limited to Twitter and Facebook, of the Company must be conducted in accordance with the Disclosure Policy and any other policies regarding social media implemented from time to time.

9. USING THIS CODE AND REPORTING VIOLATIONS

(a) It is the responsibility of all employees, consultants, contractors, officers and directors of the Company to understand and comply with this Code.  Any waiver from any part of this Code for employees, contractors or consultants requires the approval of the CEO.  Any waiver from any part of this Code for officers or directors requires the express approval of the Board and, if required by applicable securities regulatory authorities, public disclosure.  Although the various matters dealt with in this policy do not cover the full spectrum of employee activities, they are indicative of our commitment to the maintenance of high standards of conduct and are a description of the type of behaviour expected from our employees in all circumstances.  Breaches of this Code will result in disciplinary action, and may be grounds for summary dismissal for just cause without notice or payment in lieu of notice.

To ensure a proper understanding of the Code, any questions you may have as to its application to your area of responsibility and jurisdiction will be explained fully by your superior.

It is the responsibility of all employees, consultants, contractors, officers and directors who become aware of any violation of this Code to promptly report such violation to the Chair of the Audit Committee in accordance with the Whistleblower Policy adopted by the Company, which is posted on the Company's website.

The Audit Committee will periodically review this Code.  As it deems necessary, the Audit Committee shall make recommendations to the Board to ensure that (i) this Code conforms to applicable law, (ii) this Code meets or exceeds industry standards, and (iii) any weakness in this Code or any other policy of the Company revealed through monitoring, auditing, and reporting systems is eliminated or corrected.

10. NO RETALIATION

(a) In no event will the Company or any supervisor take or threaten any action against an employee as a reprisal or retaliation for making a complaint or disclosing or reporting information regarding Code of Business Conduct issues in good faith. However, if a reporting individual was involved in improper activity, the individual may be appropriately disciplined even if they were the one who disclosed the matter to us.  In these circumstances, the Company may consider the conduct of the reporting individual in raising the matter as a mitigating factor in any disciplinary decision.  Retaliation for reporting Code of Business Conduct issues in good faith is prohibited.  Retaliation will result in discipline up to and including termination of employment.

Approved by the Board of Directors on October 21, 2020